Exhibit 99.1

GigaCloud Announces Changes to its Board of Directors

HONG KONG, Feb. 27, 2023 (GLOBE NEWSWIRE) — GigaCloud Technology Inc (Nasdaq: GCT) (“GigaCloud” or the “Company”), a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise, today announced the changes to the composition of its board of directors (the “Board”).

Mr. Huang Xing, who served as our non-executive director, resigned as a director of the Board for personal reason, effective December 31, 2022. Mr. Huang’s resignation from the Board did not result from any disagreement with the Company, and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company. Mr. Huang’s resignation has not affected the normal operation of the Board of the Company. The Board would like to express its sincere gratitude and appreciation to Mr. Huang for his contribution to the Company during his tenure of service in the Company.

The Board has approved the appointment of Mr. Qian Kainan as a non-executive director of the Company, effective from February 27, 2023, to fill the vacancy on the Board. Mr. Qian has over 20 years of experience in logistics and warehouse management. Since 2018, Mr. Qian served as logistics director of JD Logistics, Inc. Mr. Qian received his bachelor’s degree in marketing from Shanghai University of Finance and Economics in 2001. There are no family relationships between Mr. Qian and any director, executive officer, or any person nominated or chosen by the Company to become a director or executive officer.

Upon Mr. Huang’s resignation and Mr. Qian’s appointment, the Board consists of seven directors, including three independent directors.

About GigaCloud Technology Inc

GigaCloud Technology Inc is a pioneer of global end-to-end B2B ecommerce solutions for large parcel merchandise. The Company’s B2B ecommerce platform, which it refers to as the “GigaCloud Marketplace,” integrates everything from discovery, payments and logistics tools into one easy-to-use platform. The Company’s global marketplace seamlessly connects manufacturers, primarily in Asia, with resellers, primarily in the U.S., Asia and Europe, to execute cross-border transactions with confidence, speed and efficiency. The Company offers a truly comprehensive solution that transports products from the manufacturer’s warehouse to the end customer’s doorstep, all at one fixed price. The Company first launched its marketplace in January 2019 by focusing on the global furniture market and has since expanded into additional categories such as home appliances and fitness equipment. For more information, please visit the Company’s website: https://investors.gigacloudtech.com/.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

GigaCloud Technology Inc

Investor Relations

Email: investor.relations@gigacloudtech.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1-917-609-0333

Email: tina.xiao@ascent-ir.com